I, David McCullar the Chief Executive Officer of Enhanced Potential Holdings INC., hereby certify that the financial statements of Enhanced Potential Holdings Inc., and notes thereto for the periods ending December 11, 2018 and March 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 1st , 2019.

/s/ David McCullar

Chief Executive Officer

April 1, 2019

Enhanced Potential Holdings Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (Dec 11, 2018) TO March 31, 2019

Enhanced Potential Holdings INC
Index to Financial Statements
(unaudited)

Enhanced Potential Holdings INC
BALANCE SHEETS
December 11, 2018 AND March 31, 2019
(unaudited)

ASSETS	11-Dec-18	31-Mar-19
Current Assets		
Cash	-	-
Accounts Receivable	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Initial Costs	-	-
Total Current Assets	$ -	$ -
Fixed Assets		
Real Estate -- Land	-	-
Real Estate -- Buildings	-	-
Leasehold Improvements	-	-
Equipment	-	-
Furniture and Fixtures	-	-
Vehicles	-	-
Other		-
Total Fixed Assets	$ -	-
(Less Accumulated Depreciation)	$ -	-
Total Assets	-	-
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable	-	-
Commercial Loan Balance	-	-
Commercial Mortgage Balance	-	-
Credit Card Debt Balance	-	-
Vehicle Loans Balance	-	-
Other Bank Debt Balance	-	-
Line of Credit Balance	-	-
Total Liabilities	$ -	-
Equity		
Common Stock	-	-
Retained Earnings	-	-
Dividends Dispersed/Owners Draw	-	
Total Equity	$ -	-
Total Liabilities and Equity	$ -	-

Enhanced Potential Holdings INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED December 11, 2018 AND March 31, 2019
(unaudited)

	11-Dec-18	31-Mar-19
Revenue	$0	$0
Cost of Sales	0	0
Gross Profit	$0	$0
Operating Expenses-		
General and Administrative	$0	$0
Total Operating Expenses	$0	$0
Net Income	($0)	$0

Enhanced Potential Holdings INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED December 11, 2018 AND March 31, 2019
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Stockholder's Equity
	Shares	Amount			
11-Dec-18	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	25,000,000	$ 5,000,000	$	-	
Net Income	-	-	-		
December 11, 2018	**25,000,000**	**$5,000,000**			

Enhanced Potential Holdings , INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 11, 2018 AND March 31, 2019
(unaudited)

	11-Dec-18	31-Mar-19
Beginning Balance		
Cash Inflows		
Cash Sales	$ -	$ -
Accounts Receivable	$ -	$ -
Total Cash Inflows	$ -	$ -
Cash Outflows		
Operating Activities		
Operating Expenses	$ -	$ -
Payroll	$ -	$ -
Taxes	$ -	$ -
Financing Activities		
Loan Payments	$ -	$ -
Owners Distribution	$ -	$ -
Line of Credit Interest	$ -	$ -
Line of Credit Repayments	$ -	$ -
Dividends Paid	$ -	$ -
Total Cash Outflows	$ -	$ -
Net Cash Flows	$ -	$ -
Operating Cash Balance		
Line of Credit Drawdown	$ -	$ -
Ending Cash Balance	$ -	$ -
Line of Credit Balance		

NOTE 1 – NATURE OF OPERATIONS

Enhanced Potential Holdings, Inc was formed on Dec 11, 2018 ("Inception") in the State of Florida. The financial statements of Enhanced Potential Holdings, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Port Saint Lucie Florida with an office also in Southfield, Michigan.

Enhanced Potential Holdings, Inc. obtains capital to establish/support various wellness enterprises that addresses the problem and is responsible for managing those resources effectively to maximize shareholder profits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 11, 2018 and March 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the six different opportunities not limited to:

1) Downtown Detroit Inception Mental Health Gym and Headquarters (2019 Proposed Launch Date) - Because of the growth in the downtown Detroit area, this is an opportune time to duplicate the Inception-Farmington Hills model and build another start-of-the-art mental health gym and headquarters in downtown Detroit to address the stress levels of the growing population in that area. This facility will feature our proven unique combination of advanced technologies and modalities to combat stressful work and life styles

2) On-line Mental Health and Wellness Educational Platform (2019 Proposed Launch Date) - The public is lagging in the knowledge of how to feel better with alternative health and wellness products/services. To address this issue, we will increase the awareness by educating the public on various stress and trauma related topics that promote mental and physical well-being through an on-line educational platform as well as ongoing podcasts, webinars, etc.

3) On-Line Merchandise Sales (2020 Proposed Launch Date) -We will introduce and private label several retail products to the public such as vitamins and minerals, essential oils and diffusers and other wellness technologies.

4) Corporate Mental Health and Wellness Programs (2020 Proposed Launch Date) - We have an unprecedented opportunity to bring our "relaxation station," which utilizes the NeurOptimal (brain training) neurofeedback mobile unit to the workplace throughout the metro-Detroit area to reduce stress levels and promote healthier employees.

5) Franchising - (2021 Proposed Launch Date) We will offer the Inception model as a proven concept through franchising to reach passionate mind-body enthusiasts that want to bring this opportunity to their communities nationwide.

6) On-line wellness scheduling, marketing and communication software platform - (2021 Proposed Launch Date) We will create a cost-effective business automation wellness software that eliminates the need to interact with eight different software platforms by incorporating the best features into one software program.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of the date hereof, the Company has no outstanding debt. The Company may borrow money from time to time from third parties including but not limited to members of the management, board members, and other affiliates of the Company, in order to meet Company shortfalls in its day-to-day operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
"We have authorized the issuance of 1,000,000,000 shares of our common stock with par value of $0.000.20. As of December 11, 2018 the company has currently issued 5,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of the date hereof, the Company has no related party transactions to disclose.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 11, 2018 through March 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.